Exhibit 3.3

ARTICLES OF INCORPORATION

KINROSS BRASIL MINERACAO S/A

CNPJ 20.346.524/0001-46

NIRE 3130000448-1

CHAPTER I – DENOMINATION, PURPOSE, HEAD OFFICE AND TERM

Article 1 – KINROSS BRASIL MINERACAO S/A, abbreviated to KINROSS BRASIL or KINROSS, is a private capital business corporation governed by these Articles of Association and by the applicable legal provisions.

Article 2 – The purpose of the Company is to:

a)                                   carry out the exploitation of mineral deposits through research, exploration, extraction, processing, industrialization, transportation, shipping and trade of mineral commodities;

b)                                   produce, process, transport, industrialize and sell any and all sources and forms of energy, and may also act in the production, generation, transmission, distribution and marketing of its products, derivatives and sub-products;

c)                                    promote and perform, observing the legal formalities, any and all directly and indirectly related or necessary activities to achieve its purpose, including importation or exportation of any goods or products; and performing of any other activities that may be considered secondary or related to its purpose;

d)                                   provide consultancy services, within its area of operation, to companies in Brazil and abroad;

e)                                    constitute or participate in, directly or indirectly, under any form, other companies, consortia or entities, as a majority or minority, the corporate objectives of which are related or accessory to its corporate purpose.

Article 3 – The Company has its head office and jurisdiction at Rodovia BR 040, km 36.5, Paracatu, Minas Gerais, CEP 38600-000, and may, at the discretion of the Board of Directors, open or close, anywhere in the national territory, or abroad, branches, subsidiaries, agencies, offices, warehouses, or any other type of establishment in the Country or abroad.

Article 4 – The term of the company is undetermined.

CHAPTER II – CAPITAL STOCK AND SHARES

Article 5 – The capital stock is R$1,585,598,603.47 (one billion, five hundred and eighty-five million, five hundred and ninety-eight thousand, six hundred and three Reais and forty-seven cents), represented by a total of 373,491 (three hundred and seventy-three thousand, four hundred and ninety-one) common shares, without par value, and 117,950 (one hundred and seventeen thousand, nine hundred and fifty) preferred shares, without par value.

Paragraph One – The shares shall be indivisible to the Company, which will not recognize fractions.

Paragraph Two – Each preferred share will have priority to receive a fixed dividend, non-cumulative, equivalent to the following equation:  In the calendar year of 2010:  1 – (inflation target of the calendar year of 2006 set by the National Monetary Council (CNM) + the risk premium, published by the National Monetary Council, for the year mentioned, which incorporates an international real interest rate and a Brazil risk component in the medium and long term) x (existing shareholder’s equity on December 31st, 2005 and registered according to Brazilian accounting principles), less the following components:  (i) Asset revaluation reserve; and (ii) Goodwill reserve on the issue of debentures; multiplied by the percentage corresponding to the equity interest of the preferred shares in the total capital of the Company.  The payment shall be limited to the greater of the following values:  (a) 50% of the sum of the retained earnings registered on December 31st, 2005, recorded according to Brazilian accounting principles; or (b) 50% of taxable income registered on December 31st, 2006, assessed according to Brazilian accounting principles, without participation in the remaining profits; 2 – (inflation target of the calendar year of 2007 set by the National Monetary Council (CNM) + the risk premium, published by the National Monetary Council, for the year mentioned, which incorporates an international real interest rate and a Brazil risk component in the medium and long term) x (existing shareholder’s equity on December 31st, 2006 registered according to Brazilian accounting principles less the value calculated according to item 1) above), and less the following components:  (i) Asset revaluation reserve; and (ii) Goodwill reserve on the issue of debentures; multiplied by the percentage corresponding to the equity interest of the preferred shares in the total capital of the company.  The payment will be limited to the greater of the following values:  (a) 50% of the sum of the retained earnings registered on December 31st, 2006, recorded according to Brazilian accounting principles and less the value calculated according to item 1) above; or (b) 50% of taxable income registered on December  31st, 2007, assessed according to Brazilian accounting principles, without participation in the remaining profits; 3 – (inflation target of the calendar year of 2008, set by the National Monetary Council (CNM) + the risk premium, published by the National Monetary Council, for the year mentioned, which incorporates an international real interest rate and a Brazil risk component in the medium and long term) x (existing shareholder’s equity on December 31st, 2007 registered according to Brazilian accounting principles less the values calculated according to items 1) and 2) above), and less the following components:  (i) Asset revaluation reserve; and (ii) Goodwill reserve on the issue of debentures; multiplied by the percentage corresponding to the equity interest of the preferred shares in the total capital of the company.  The payment will be limited to the greater of the following values:  (a) 50% of the sum of the retained earnings registered on December 31st, 2007, recorded according to Brazilian accounting principles and less the values calculated according to items 1) and 2) above; or (b) 50% of taxable income registered on December 31st, 2008, assessed according to Brazilian accounting principles, considering adjustments introduced by Law 11,638/07, without participation in the remaining profits; 4 – (inflation target of the period from January to November of 2010, set by the National Monetary Council (CNM) + the risk premium, published by the National Monetary Council, for the mentioned period, which incorporates an international real interest rate and a Brazil risk component in the medium and long term) x (existing shareholder’s equity on December 31st, 2009, registered according to Brazilian accounting principles, considering adjustments introduced by Law 11,638/07, less the values calculated according to items 1), 2) and 3) above), and less the following components:  ( i) Asset revaluation reserve; (ii) Goodwill reserve on the issue of debentures; and (iii) Effects of Law 11,638/07 in relation to existing shareholder’s equity on December 31st, 2009, multiplied by the percentage corresponding to the equity interest of the preferred shares in the total capital of the company.  The payment will be limited to the greater of the following values:  (a) 50% of the sum of the retained earnings registered on December 31st, 2009, recorded according to Brazilian accounting principles, considering adjustments introduced by Law 11,638/07 and less the values calculated according to items 1), 2) and 3) above; or (b) 50% of taxable income registered on

November 30th, 2009, registered according to Brazilian accounting principles, considering adjustments introduced by Law 11,638/07, without participation in the remaining profits.  As from the calendar year of 2011, inclusive:  [((the inflation target of the current year, set by the National Monetary Council (CMN) + the risk premium, published by the National Monetary Council, which incorporates an international real interest rate and a Brazil risk component in the medium and long term) x (net worth according to Brazilian accounting principles, adjusted by the following components:  (i) effects of Law 11,638/07 (ii) re-assessment reserve (iii) goodwill reserve on the issue of debentures, at the beginning of each current year) multiplied by the percentage corresponding to the equity interest of the preferred shares in the total capital of the company), the payment being limited to the greater of the following values:  (a) 50% of the sum of the retained earnings and reserve of profits, calculated according to Brazilian accounting principles, taking into consideration the effects of the impacts brought by Law 11,638/07, at the beginning of each current year; or (b) 50% of the annual income, of the base-period itself, calculated according to Brazilian accounting principles and adjusted by Law 11,638/07) per fiscal year, without participation in the remaining profits.  For the purposes of the provision in Paragraph 1 of Article 111 of the Business Corporations Law, it is established that the preferred shares without voting rights will acquire such rights if the Company fails to pay the fixed dividend due for 3 (three) consecutive fiscal years, starting from the year 2010, in which case they will retain the right to vote until the payment of such fixed dividend.  The preferred shares may be redeemed at any time, by decision of the company confirmed by it in a notification delivered to the holders of the preferred shares with at least 2 (two) business days advance notice from the expected date for the payment of the redemption value, which should itemize:  (i) the date on which the payment of the redemption value will be made, which cannot exceed 2

(two) business days counting from the delivery date of the notification by the Company, (ii) the redemption value for each redeemable share (“Redemption Price”), which should be equivalent to R$10,000.00 (ten thousand Reais) per preferred share plus the dividends declared and not paid in relation to the shares less the values of reduction of capital related to such shares; (iii) the number of preferred shares to be redeemed, subject to the provision in paragraph 4 of Article 44 of the Business Corporations Law, when such is the case; and (iv) the places of payment of the value due to the holders of the redeemed preferred shares.  The preferred shares shall have priority in the reimbursement of capital, without bonus, in case of dissolution of the company, in the value corresponding to the Redemption Price of the preferred shares issued at the time of the dissolution.

Paragraph Three – The preferred shares may be converted into common shares by decision of the preferred shareholders, through prior notification, in writing, to the Company with at least 2 (two) business days advance notice.  The number of common shares to be issued on the date of the conversion should be equal to the Redemption Price of the preferred shares to be assessed on the same date as the conversion, and this price should be assessed by the Company, in good faith, on the date of the conversion.

Article 6 – Each registered common share is granted one vote in the decisions of the General Meetings.  The preferred shares shall not enjoy a voting right and shall receive priority in the repayment of their capital value, without bonus, in case of dissolution of the Company.

CHAPTER III – GENERAL MEETING

Article 7 – Annually, within the 4 months subsequent to the end of each fiscal year, a General Shareholder’s Meeting shall be held for the purposes prescribed in law.  The General Meeting shall be held, on special occasions, whenever the corporate interests require it.

Paragraph One – Not including the legal exceptions, the presidency of the works of the General Meeting shall belong to the majority shareholder, which shall choose the secretary of the works.

Paragraph Two – The decisions of the General Meeting shall be taken by absolute majority of votes of those present.

CHAPTER IV – ADMINISTRATION

Article 8 – The Administration of the company will be exercised by the Executive Board.

Article 9 – The Executive Board shall be composed of from 2 (two) to 9 (nine) Officers elected by the General Shareholder’s Meeting, one being a Vice-President, who will be designated as Vice-President - Brazil, one Vice-President and General Manager of Paracatu and the others, Executive Officers.

Paragraph One – The majority shareholder shall submit to the General Meeting the names of the candidates to the Executive Board with outstanding knowledge and expertise related to their area of work, also being able to propose their removal at any time.

Paragraph Two – The Executive Officers shall have individual duties defined by the General Meeting that elects them.

Article 10 – The term of office of the Administrators will be 3 (three) years, re-election being permitted.  The term of management shall be extended until the investiture of the respective successors.

Sole Paragraph – The General Meeting will set the individual amount of the remuneration of the administrators.

Article 11 - The Administrators will exercise their offices on a full-time basis and with exclusive dedication to the service of the company, and concurrent and unpaid positions of administration in integral subsidiary, held and affiliate companies shall be permitted.

Sole Paragraph – The Administrators shall be responsible for their respective duties even though away from the headquarters while travelling in the exercise of their duties.

Article 12 – The Executive Board shall normally meet, at least once (1 time) a month and, on special occasions, whenever summoned by the Vice-President Brazil, through advance notification of at least 2 (two) days, which, however, will be dispensed with when all the Officers are present.  Except for a provision to the contrary in these Articles of Incorporation, the decisions of the Executive Board shall be adopted by the vote of the majority of its members, the Vice-President Brazil holding the casting vote, in case of tied decisions.

Paragraph One – The Vice-President Brazil should summon as special meeting of the Executive Board at the behest of at least 3 (three) members of the Executive Board.

Paragraph Two – The meetings of the Executive Board shall only be installed with the presence of the majority of its members, always with the presence of the Vice-President Brazil.

Article 13 – The Executive Board shall be responsible for:

a)                                   fulfilling and having fulfilled the general business guidelines of the Company established by the Shareholders;

b)                                   elaborating and submitting to the Shareholders the strategic and business directives of the Company, based on the Company’s strategic and business plans, proposing updates and revisions, and carrying out the approved strategic and business plan;

c)                                    planning and conducting the operations of the company according to the approved strategic and business plan, reporting to the Shareholders the operational, economic and financial performance of the Company;

d)                                   elaborating, in each fiscal year, the Annual Management Report and the Financial Statements which shall be submitted to the Shareholders, in compliance with the applicable legislation;

e)                                    elaborating and proposing to the Shareholders the annual and pluriannual budgets of the company, which should reflect the approved strategic and business plan, and execute the approved budgets;

f)                                     approving the voting declarations in the General Meetings of affiliate and held companies, and the voting proposals should observe the provision in these Articles of Incorporation and the approved strategic and business plan.

Article 14 – Within the limits of their respective duties and subject to the provision in law and in these Articles of Incorporation, the Officers shall be responsible for the acts necessary to the normal running of the company, being up to them to carry out and have carried out the decisions of the General Meeting and of the Executive Board.

Article 15 – The representation of the corporation, actively and passively, in or out of court, including the signing of documents implying liability for it, including private agreements, should always be performed by 2 (two) Officers jointly, or by 1 (one) attorney-in-fact together with 1 (one) Officer, or by 2 (two) attorneys-in-fact, subject to the provision in this article.

Paragraph One – The approval of contracts, loans, funding and other legal business to be made by the Company, which, individually present values equal to or greater than R$2,000,000.00 (two million Reais) and less than R$5,000,000.00 (five million Reais) should be performed by 2 (two) Officers, the delegation of these powers to attorneys appointed in the form of these Articles of Incorporation being permitted.

Paragraph Two – The practice of the acts listed below should be performed by 2 (two) Officers, one of them necessarily being the Vice-President Brazil, the delegation of these powers to attorneys in the form of these Articles of Incorporation being permitted, as stated in the initial paragraph of this article:

a)                                     approval of contracts, loans, funding and other legal business to be made by the Company which, individually present values equal to or greater than R$5,000,000.00 (five million Reais);

b)                                     approval of alienation or constitution of lien of the permanent assets of the company of any value; and

c)                                      giving of guarantees to third parties, of any values.

Paragraph Three – The filing of lawsuits and administrative procedures, as well as the making of judicial and extrajudicial agreements of any value, should be performed by 2 (two) Officers, one of them, necessarily being the Vice-President Brazil or the Chief Legal Officer, if there is such a specific designation.

Paragraph Four – The granting of powers of attorney should be performed by the Vice-President Brazil, jointly with one Officer with the exception of representing the Company in court, actively and passively, for which only one signature, that of the Vice-President Brazil or the Chief Legal Officer, if there is such a specific designation will be required.

Paragraph Five – Except if destined for legal purposes, the powers of attorney granted by the Company shall have a specific term, of not greater than 1 (one) year.

CHAPTER V – AUDIT COMMITTEE

Article 16 – The Audit Committee, with the functions and powers prescribed in law, if it should come to be established, will be composed by 3 (three) effective members and 3 (three) substitute members, shareholders or otherwise, elected by the General Meeting which determines its operation and which should fix the remuneration of the respective members.

CHAPTER VI – LIABILITY OF THE ADMINISTRATORS

Article 17 – The Officers are responsible before the Company and third parties for the acts that they practice in the exercise of their duties, under the terms of the Law and of these Articles of Incorporation.

Article 18 – The Company shall assure to the members of the Board of Directors and of the Audit Committee defense in judicial and administrative procedures, actively and passively, during or after the respective terms of office, which may be as a result of acts or facts related to the normal exercise of their respective functions, and provided that such acts or facts are not in disagreement with the legal or statutory provisions.

Paragraph One – The guarantee prescribed in the initial paragraph of this article extends to the employees that legally act by delegation of the Officers of the Company.

Paragraph Two – The Company may contract civil liability insurance for the coverage of legal expenses, lawyer’s fees and indemnities resulting from the judicial and administrative procedures referred to in the initial paragraph of this article, through the approval of the Vice-President Brazil, or the Chief Legal Officer, if there is such a specific designation.

CHAPTER VII – FISCAL YEAR AND FINANCIAL STATEMENTS

Article 19 – The fiscal year shall coincide with the civil year, terminating, therefore, on December 31st, each year.

Article 20 – At the end of each fiscal year, the Financial Statements prescribed in law and the proposal for the destination of the net profit to be presented to the General Meeting by the Board of Directors shall be prepared.

Article 21 – From the net profit of the fiscal year, adjusted according to art. 202 of Law no. 6,404/1976, 25% (twenty-five percent) shall be distributed to the shareholders, as a minimum obligatory dividend, the balance having the destination determined for it by the General Meeting.

Article 22 – The Company may further, by decision of the Board of Directors, determine the preparation of balance sheets at less than the annual period and declare dividends on account of profits earned, assessed in these statements, as well as declaring them for the retained earnings or reserve of profits accounts existing in the last annual or intermediate balance.

Sole Paragraph – The Company may, through decision of the Board of Directors, opt for the distribution of interest over its own capital.  The value of the interest, paid or credited, by way of interest over its own capital, under the term of the legal provisions, may be imputed to the dividends owed to the shareholders, including and principally to the fixed dividends of the preferred shares.

Article 23 – The dividends not claimed within the time limit of 3 (three) years shall be prescribed in favor of the company.

CHAPTER VIII – LIQUIDATION

Article 24 – The Company will go into liquidation in the cases prescribed in law, or at the decision of the General Meeting, and shall be extinguished at the termination of the liquidation.